

July 11, 2013

<u>Via E-mail</u>
Mr. Park A. Dodd, III
Chief Financial Officer
Star Scientific, Inc.
4470 Cox Rd
Glen Allen, VA 23060

Re: Star Scientific, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-15324

Dear Mr. Dodd:

We have reviewed your filing and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>8. Stockholder's Equity, page 58</u>

1. Please provide us a comprehensive analysis showing how your accounting within stockholders' equity for each material warrant issuance and modification complies with GAAP. Include references to the specific paragraphs within the accounting literature that you relied upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant